

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2022

Charles R. Hageboeck
President & Chief Executive Officer
City Holding Co
25 Gatewater Road
Cross Lanes, WV 25313

      Re: City Holding Co
           Registration Statement on Form S-4
           Filed November 22, 2022
           File No. 333-268531

Dear Charles R. Hageboeck:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Livingston at 202-551-3448 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Finance

cc: Michael G. Dailey